FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of January 2003

                        Commission File Number: 001-10306

                      The Royal Bank of Scotland Group plc

                               42 St Andrew Square
                                Edinburgh EH2 2YE
                                    Scotland

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F        x                Form 40-F
                    __________                      __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__________


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                       No            x
                        __________                  __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



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The following information was issued as Company announcements, in London,
England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:


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Company Announcement

The Royal Bank of Scotland Group plc

Employee Share Ownership Plan

The Royal Bank of Scotland Group plc announces that it has applied to the London Stock Exchange and the UK Listing Authority for a new block listing of 15,000,000 ordinary shares of 25p each in respect of the Company's Employee Share Ownership Plan.

These new shares rank pari passu in all respects with the existing ordinary shares of the Company. Application has been made for the 15,000,000 new shares to be admitted to the Official List and approval of the block listing application is expected on 15 January 2003.

Further copies of this announcement are available at the Company's offices at 36 St Andrew Square, Edinburgh and Waterhouse Square, 138/142 Holborn, London, EC1N 2TN and at the Company Announcements Department, The Stock Exchange.



14 January 2003





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                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

The Royal Bank of Scotland Group plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Group Plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/c 914945                  373,307
HSBC Global Custody Nominee (UK) Ltd A/c 775180                  107,825
HSBC Global Custody Nominee (UK) Ltd A/c 775210                   96,432
HSBC Global Custody Nominee (UK) Ltd A/c 775229                  161,879
HSBC Global Custody Nominee (UK) Ltd A/c 886603                6,124,651
HSBC Global Custody Nominee (UK) Ltd A/c 775245               13,382,584
HSBC Global Custody Nominee (UK) Ltd A/c 130007                  309,503
HSBC Global Custody Nominee (UK) Ltd A/c 770286                  345,206
HSBC Global Custody Nominee (UK) Ltd A/c 357206               68,206,544
HSBC Global Custody Nominee (UK) Ltd A/c 866203                3,931,755
HSBC Global Custody Nominee (UK) Ltd A/c 904332                  245,240
HSBC Global Custody Nominee (UK) Ltd A/c 916681                  152,600
HSBC Global Custody Nominee (UK) Ltd A/c 754612                  479,436
HSBC Global Custody Nominee (UK) Ltd A/c 361602                   38,513
HSBC Global Custody Nominee (UK) Ltd A/c 282605                1,920,235
HSBC Global Custody Nominee (UK) Ltd A/c 360509                2,831,371
HSBC Global Custody Nominee (UK) Ltd A/c 766793                   54,614

Total                                                         98,761,695

5. Number of shares / amount of stock acquired

n/a

6. Percentage of issued class

n/a



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7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary Shares

10. Date of transaction

n/a

11. Date company informed

3 February 2003

12. Total holding following this notification

98,761,695

13. Total percentage holding of issued class following this notification

3.40%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat 0131 523 2002

16. Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat 0131 523 2002


Date of notification


3 February 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


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                                   Signatures



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  5  February 2003


                                        THE ROYAL BANK OF SCOTLAND GROUP plc
                                        (Registrant)

                                        By:     /s/ H Campbell
                                                --------------------------------
                                                Name:  H Campbell
                                                Title: Head of Group Secretariat